Vapor Investor Contacts:	Vaporin Investor Contact:
Jeffrey Goldberger / Garth Russell	Jim Martin
KCSA Strategic Communications	Chief Financial Officer
jgoldberger@kcsa.com / grussell@kcsa.com	(305) 842-3767
(212)-896-1249 / (212)-896-1250

Vapor Corp. Signs Definitive Merger Agreement with Vaporin, Inc.

Companies to Form 50/50 Joint Venture to Build Emagine Retail Stores

DANIA BEACH, Fla and MIAMI, Fla – (December 18, 2014) – Vapor Corp. (NASDAQ CM: VPCO; “Vapor”), a leading U.S. based vaporizer and electronic cigarette company whose brands include emagine vaporTM, Krave®, VaporX®, Hookah Stix®, Alternacig®, and Fifty-One®, announced today the signing of a definitive agreement to merge with Vaporin, Inc. (OTCQB: VAPO; “Vaporin”), a distributor and marketer of vaporizers, tanks, mods (“VTM’s”) and e-liquid products, whereby Vapor will be the surviving entity. At the effective time of the merger, all issued and outstanding shares of Vaporin common stock will be converted into the right to receive the number of shares of Vapor common stock such that former Vaporin stockholders will collectively hold approximately 45% of the issued and outstanding shares of Vapor common stock immediately following consummation of the merger.

The parties expect that the merger will close in the first half of 2015. The closing is conditioned upon the satisfaction of certain customary closing conditions. In addition to these customary closing conditions, Vapor’s obligation to close the merger is contingent upon Vapor obtaining agreements and commitments for certain third-party financing transactions. These conditions include that a new $3.5 million equity financing be placed into escrow with the only condition to the release of these funds from escrow to Vapor being the closing of the merger with Vaporin. Additionally, Vapor must have also received commitments from certain third-parties for financing of up to $25 million. Either party may terminate the merger agreement if the conditions to closing have not been satisfied or waived on or before May 14, 2015. Under certain circumstances, the termination of the merger agreement may obligate one of the parties to pay the other a termination fee.

The merger agreement follows the execution of a binding term sheet announced by Vapor and Vaporin companies on November 6, 2014.

Vapor and Vaporin also entered into a 50/50 joint venture through Emagine the Vape Store, LLC (“Emagine”), a newly formed Delaware limited liability company. Vaporin will serve as the initial manager of Emagine and will manage the day-to-day operations of Emagine. The purpose of the joint venture is to obtain and build-out retail stores for the sale of Vapor and Vaporin products under the “emagine vapor” and “The Vape Store, Inc.” names or other brands of the respective parties.

Jeff Holman, Chairman, President and CEO of Vapor, commented, “I am extremely excited to advance towards the completion of our strategic merger with Vaporin. In addition to Vaporin offering a high-quality, complimentary product line to Vapor, I am excited at the prospect of leveraging their retail knowledge and having their team spearhead our efforts to expand the footprint of our emagine vapor retail locations.”

Commenting on the merger, Greg Brauser, Chief Operating Officer of Vaporin Inc., noted, “As a first-mover to satisfy shifting consumer demand towards vaporizers, Vapor Corp. remains at the forefront of this burgeoning industry. We are excited to join forces with Vapor in order to leverage their share of the e-cig, vaporizer and accessories market in building a unique brick-and-mortar retail presence for our combined product lines.”

About Vapor Corp.

Vapor Corp., a NASDAQ listed company, is a U.S. based vaporizer and electronic cigarette company, whose brands include emagine vapor™, Krave®, VaporX®, Hookah Stix®, Alternacig® and Fifty-One®. We also design and develop private label brands for some of our distribution customers. “Electronic cigarettes” or “e-cigarettes,” and “Vaporizers,” are battery-powered products that enable users to inhale nicotine vapor without smoke, tar, ash or carbon monoxide. Vapor’s electronic cigarettes, vaporizers and accessories are available online, through our company owned stores under the emagine vapor™ brand, through direct response to our television advertisements and through retail locations throughout the United States. For more information on Vapor Corp. and its e-cigarette and vaporizer brands, please visit us at www.vapor-corp.com.

About Vaporin, Inc.

Vaporin is a distributor and marketer of vaporizers, tanks, and mods (VTM’s) and e-liquids products. The company focuses on a multi-pronged revenue model comprised of convenience store sales, online retail continuity programs, traditional online sales, and the acquisition and opening of retail stores. Vaporin’s innovative technology offers the look, feel and taste of traditional cigarettes without any tar, tobacco, smoke and odor. As an alternative to traditional cigarettes and e-cigarettes, Vaporin is offered in a variety of kits ranging from those for beginner vapor users up to high-level experienced users. The unique Vaping Pens product line and Made-In-USA E-Liquid is what makes Vaporin one of the emerging brands in the market. Vaporin is not just an alternative to traditional smoking, but a lifestyle. For more information please visit, www.vaporin.com.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger and upon the execution of a definitive merger agreement, Vapor intends to file a Registration Statement on Form S-4 that will include a joint proxy statement of Vapor and Vaporin and a prospectus of Vapor with the Commission. Both Vapor and Vaporin may file other documents with the Commission regarding the proposed transaction. If a definitive merger agreement is executed by the Parties, a definitive joint proxy statement will be mailed to the stockholders of Vapor and Vaporin. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Vapor and Vaporin at the Commission’s website at www.sec.gov. These documents may be accessed and downloaded for free at Vapor’s website at www.vapor-corp.com or by directing a request to Harlan Press, Chief Financial Officer, Vapor Corp., at 3001 Griffin Road, Dania Beach, Florida 33312, telephone (888) 766-5351 or at www.vaporin.com or by directing a request to Jim Martin, Chief Financial Officer, Vaporin, Inc. at 4400 Biscayne Boulevard, Miami, Florida 33137, telephone (305) 576-9298.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Vapor or Vaporin. However, Vapor and Vaporin and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Vapor’s and Vaporin’s stockholders in respect of the proposed merger. Information regarding the directors and executive officers of Vapor may be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Registrant Form 10-K”), which was filed with the Commission on February 26, 2014, and its Current Report on Form 8-K dated April 25, 2014, as filed with the Commission on April 28, 2014, both of which Reports can be obtained free of charge from Vapor’s website. Information regarding the directors and executive officers of Vaporin may be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Vaporin Form 10-K”), which was filed with the Commission on March 27, 2014 and can be obtained free of charge from Vaporin’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the Commission when they become available.

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed merger. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; the failure of the stockholders of Vaporin approve the merger agreement or stockholders of Vapor to approve the merger agreement and the issuance of Vapor’s common stock in connection with the merger; the failure to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe; disruptions to the businesses of Vapor and Vaporin as a result of the announcement and pendency of the merger; the risk that the businesses of Vapor and Vaporin may not be combined successfully, or such combination may take longer or be more difficult, time-consuming or costly to accomplish than expected; weakness or unexpected decline in the U.S. economy; higher than expected costs and expenses incurred in connection with the merger, or in connection with litigation relating to the merger; lack of liquidity to fund Vapor’s and Vaporin’s various cash obligations; legislative and regulatory actions subject Vapor and Vaporin to additional regulatory oversight which may result in increased compliance costs and/or require Vapor and Vaporin to change their business model; changes in accounting policies or accounting standards; Vapor’s and Vaporin’s inability to promptly adapt to changes in technology or trends; Vapor’s and Vaporin’s internal controls and procedures may not be adequate to prevent losses; the possibility that litigation may be brought pertaining to fiduciary responsibility and other matters or that existing litigation may have unanticipated consequences; the possibility that the expected benefits of this acquisition will not be fully realized by Vapor; the inability to realize expected cost savings and synergies from the merger of Vaporin with Vapor in the amounts or in the timeframe anticipated; costs or difficulties relating to integration matters might be greater than expected; material adverse changes in Vapor’s or Vaporin’s operations or earnings; the inability to retain Vaporin’s customers and employees; and other unexpected material adverse changes in Vapor’s or Vaporin’s operations or earnings, as well as the risk factors set forth in the Registrant Form 10-K (and as supplemented by Item 1.A. in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014), and the Vaporin Form 10-K. Neither Vapor nor Vaporin assumes any obligation for updating any such forward-looking statement at any time.

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